# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C3is Inc., CIK 0001951067
CUSIP: Y18284169
Title of class of securities: Common Shares, par value $0.01
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia14561, Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 08/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001890802

## Reporting persons
- S.H.N. Financial Investments Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Israel (L3); sole voting power 46,719; shared voting power 0; sole dispositive power 46,719; shared dispositive power 0; aggregate amount beneficially owned 46,719 (0.4% of the class)

## Item 1. Issuer
Name of issuer: C3is Inc.
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia14561 Athens, Greece, 14561

## Item 2. Person Filing
Name of person filing: S.H.N. Financial Investments Ltd.
Address of principal business office or, if none, residence:
Herzliya Hills
Arik Einstein 3, Israel, 4610301
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
46,719

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on December 18, 2025, covering 443,213 Common Shares purchased on December 11, 2025. The amounts in Row (5), (7) and (9) represent 46,719 Series D Warrants to purchase Common Shares. The percentage set forth on Row (11) of the cover page for the reporting person is based on 13,082,612 Common Shares outstanding, based on the Issuer's Prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on July 28, 2026.

Nir Shamir is the Chief Executive Officer of the Reporting Person. As such, Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 0.4%
Sole power to vote or to direct the vote: 46,719
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 46,719
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- S.H.N. Financial Investments Ltd.: /s/ Nir Shamir, Nir Shamir, Chief Executive Officer (08/14/2026)